Filed Pursuant to Rule 424(b)(7)
Registration No. 333—151719
PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED June 17, 2008
Suntech Power Holdings Co., Ltd.
$575,000,000 Aggregate Principal Amount of
3.00% Convertible Senior Notes due 2013
and
American Depositary Shares Issuable Representing Ordinary Shares Upon
Conversion of the Notes

13,981,298 American Depositary Shares Representing
13,981,298 Ordinary Shares
     This prospectus supplement supplements information contained in the prospectus dated June 17, 2008 included within the registration statement filed with the Securities and Exchange Commission on June 17, 2008, covering resales by selling securityholders of our 3.00% Convertible Senior Notes due 2013 and American Depositary Shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.01 per share, represented by the ADSs. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus. The terms of the notes, the ADSs and the ordinary shares are set forth in the prospectus.
     Investing in the notes or the ADSs involves risks. See “Risk Factors” beginning on page 15 of the prospectus.
     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is August 29, 2008.

Selling Securityholders
     The following information supplements and updates the table of selling securityholders contained on pages 104 through 105 of the prospectus, as such table has been previously supplemented and updated by previous prospectus supplements. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus or an earlier prospectus supplement. This information was furnished to us by the selling securityholders listed below on or before August 28, 2008. Because selling securityholders may trade all or some of the notes at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this prospectus supplement. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date as of which the information in the table is presented.
     The information below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth, among other things, the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of ordinary shares represented by the ADSs into which those notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding ordinary shares.
     Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes or ordinary shares. Any changed information that is provided to us by selling securityholders will be set forth in additional prospectus supplements to the prospectus.

			Ordinary
			Shares Owned
	Principal Amount	Ordinary Shares	After
	of	Registered	Completion of
Name	Notes Being Offered Hereby	Hereby(1)	the Offering
Aristeia International Limited	$31,120,000	756,692.14	—
Aristeia Partners LP	$3,880,000	94,343.36	—
OCM Convertible Trust	$1,965,000	47,779.56	—
Delta Air Lines Master Trust-CV	$850,000	20,668.01	—
Delaware Public Employees’ Retirement System	$3,555,000	86,440.89	—
Chrysler LLC Master Retirement Trust	$6,340,000	154,159.00	—
Vanguard Convertible Securities Fund,Inc	$1,380,000	276,708.11	—
Delta Pilots Disability & Survivorship Trust-CV	$735,000	17,871.75	—
Microsoft Capital Group,L.P.	$510,000	12,400.80	—
Qwest Occupational Health Trust	$420,000	10,212.43	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	$615,000	14,953.91	—
International Truck & Engine Corporation Retirement Plan For Salaried Employees Trust	$335,000	8,145.63	—
International Truck & Engine Corporation Retiree Health Benefit Trust	$370,000	8,996.66	—
F.M.Kirby Foundation ,Inc	$1,035,000	25,166.34	—
OCM Global Convertible Securities Fund	$505,000	12,279.23	—

			Ordinary
			Shares Owned
	Principal Amount	Ordinary Shares	After
	of	Registered	Completion of
Name	Notes Being Offered Hereby	Hereby(1)	the Offering
Virginia Retirement System	$6,330,000	153,915.85	—
Qwest Pension Trust	$3,140,000	76,350.04	—
ACE Tempest Reinsurance Ltd.	$1,430,000	34,770.88	—
National Railroad Retirement Investment Trust	$3,395,000	82,550.44	—
Trust for the Defined Benefit Plans of ICI American Holdings,Inc	$530,000	12,887.11	—
Arlington County Employees Retirement System	$970,000	23,585.84	—
Oz Special Funding(OZMD) LP	$22,921,000	557,330.99	—
Goldman Sachs & Co. Profit Shanng Master Trust	$79,000	1,920.91	—
Deutsche Bank Securities Inc.	$10,629,000	258,447.32	—
DBAG LONDON	$95,944,000	2,332,907.14	—
Credit Suisse Securities [OSA] LLC	$250,000	6,078.83	—
Altma Fund SICAV PLC in respect of the Grafton Sub Fund	$1,110,000	26,989.98	—
CASAM Context Offshore Advantage Fund Limited	$890,000	21,640.62	—
Context Advantage Master Fund, L.P.	$1,680,000	40,849.70	—
Context/TOA Global Convertible Master Fund,Ltd.	$1,130,000	27,476.29	—
Institutional Benchmark Series (Master Feeder) Limited	$190,000	4,619.91	—
Wachovia Capital Markets LLC	$5,325,000	129,478.97	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 24.3153 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” in the prospectus. As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease in the future.